UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10447

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabot Oil & Gas Corporation

1200 Enclave Parkway

Houston, Texas 77077

(281) 589-4600

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

All Other schedules required by Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

    Cabot Oil and Gas Corporation Savings Investment Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Cabot Oil & Gas Corporation Savings Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in the net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas

June 27, 2008

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS

CASH	$66,306	$1,915

INVESTMENTS, at fair value
Money market fund	10,698,713	9,787,842
Mutual funds	43,922,292	39,949,803
Equity funds	13,772,038	10,462,221
Participant loans	582,677	602,810

TOTAL INVESTMENTS	68,975,720	60,802,676

NET ASSETS AVAILABLE FOR BENEFITS	$69,042,026	$60,804,591

See Notes to Financial Statements.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS

INVESTMENT INCOME
Interest on participant loans	$45,276
Interest and dividends	556,540
Net appreciation in fair value of investments	5,011,148

TOTAL INVESTMENT INCOME	5,612,964

CONTRIBUTIONS
Employer	1,992,298
Participants	3,145,780
Rollovers	355,355

TOTAL CONTRIBUTIONS	5,493,433

TOTAL ADDITIONS TO NET ASSETS	11,106,397

DEDUCTIONS FROM NET ASSETS
Benefit payments	2,842,481
Administrative fees	26,481

TOTAL DEDUCTIONS FROM NET ASSETS	2,868,962

NET INCREASE	8,237,435

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	60,804,591

End of year	$69,042,026

See Notes to Financial Statements.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Cabot Oil & Gas Corporation Savings Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: Cabot Oil & Gas Corporation (“COGC” or the “Company”) was previously a subsidiary of Cabot Corporation (“Cabot”). In February 1990, the Company completed its initial public offering of approximately 18 percent of the total outstanding shares of common stock and, accordingly, ceased to be a wholly-owned subsidiary of Cabot. On March 28, 1991, Cabot completed an exchange offer. Following the completion of the exchange offer, the Company became 100 percent publicly-owned and ceased to be a subsidiary of Cabot.

Effective January 1, 1991, COGC established the Plan, a defined contribution plan, in which participation is voluntary on the part of the employees. Employees are eligible to become a participant in the Plan upon the first day of employment.

Prior to the commencement of the Plan, COGC employees participated in the Cabot Profit Sharing and Savings Plan (“PSSP”) and the Cabot Employee Stock Ownership Plan (“ESOP”). All COGC employees who were members of the PSSP automatically became a participant in the Plan on January 1, 1991, were 100 percent vested with respect to balances in the PSSP and ESOP as of December 31, 1990 and had their PSSP and ESOP account balances transferred to the Plan. The Plan assumed legal responsibility for the accrued benefits of such affected employees on January 1, 1991.

Benefits under the ESOP were frozen as of December 31, 1990. The ESOP balance is comprised of Cabot and/or COGC common stock. Effective September 1, 2001, the participant is eligible to withdraw, exchange, or take a loan against the ESOP balance. Dividends earned on the ESOP common stock are distributed to the other Plan investment election(s) according to the participant’s most recent investment election. If such an election is not made by a participant, dividends from the ESOP are placed in the money market fund.

Contributions: A participant may elect to defer a percentage of their compensation during the plan year, which is defined in the plan document and subject to the limits imposed by the Internal Revenue Code. Contributions can be made on both a pre-tax (before federal and state taxes are withheld) and/or after-tax basis through payroll deductions, except for employees residing in the state of Pennsylvania. Pennsylvania requires that state taxes be withheld before the pre-tax contribution. The participant is always fully vested in his or her contributions made on either a pre-tax or after-tax basis.

The Company provides an incentive for each employee to participate in the pre-tax portion of the Plan by matching 100 percent of the first 6 percent of eligible compensation contributed.

Vesting: The participant is credited with a year of vesting service for each plan year in which he or she has 1,000 or more hours of service. The Company’s matching contribution vests at 20 percent per service year. A participant’s account becomes 100 percent vested with less than five years of vesting service as a result of either (i) permanent and total disability, (ii) death (account value is paid to the designated beneficiary), or (iii) attainment of age 65.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE A - DESCRIPTION OF PLAN (Continued)

If a participant leaves the Company and is rehired within five years, the prior service with the Company will be restored under the plan document. Additionally, if the participant was partially vested when the employment was initially terminated, the Company will redeposit any amount of the matching contribution which was forfeited from the account (because the participant left before becoming 100 percent vested) after repayment by the participant of his or her previous distribution, if any.

Investment Elections: The Plan also allows the participants to (i) change the percentage of pay withheld through payroll deduction a maximum of four times per year, with changes taking effect the first pay period after advance notice, (ii) change investment fund options for future contributions at any time, directly by telephone with the Fidelity Management Trust Company (“Trustee”) or via the internet, (iii) transfer the total balance of his or her accumulated investments from one fund to another twelve times per year and (iv) discontinue participation in the Plan at any time, to be effective the first pay period after advance notice. Re-enrollment can be at any time, except after a hardship withdrawal.

Payment of Benefits: A participant eligible for a distribution from the Plan may elect to receive an immediate lump sum payment, or if the participant’s account balance exceeds $5,000, the participant can defer the payment up to age 70-1/2.

An exception is made for those participants who (i) had shares of Cabot stock transferred from the PSSP and/or ESOP to the Plan and (ii) exchanged shares of Cabot common stock in his or her PSSP and/or ESOP account for shares of COGC common stock pursuant to an exchange offer completed by Cabot in March 1991. Such participants can have the stock balance paid in cash or as common stock certificates. If the participant decides to sell such stock certificates, the commission fee will be reflected in the net asset value of the stock trade. Balances transferred to the Plan from the PSSP and/or ESOP retain payment options provided under the PSSP and/or ESOP.

Withdrawals during Employment: A participant is eligible to make certain withdrawals while employed. The first category of funds that are eligible for withdrawal represent amounts that were transferred from the PSSP. The second category represents amounts contributed under the Plan. Different rules apply to the withdrawal depending on the category. If the participant was a former member in the PSSP, the participant is eligible to make either a voluntary withdrawal or a hardship withdrawal from the amounts that were transferred. A voluntary withdrawal may be made from the PSSP after-tax and employer contribution accounts. Two voluntary withdrawals can be made per year, provided that not more than two are made within three months of each other. A voluntary withdrawal will be deducted from the participant’s account in a specific order as provided for in the plan document.

A participant is also eligible for a hardship withdrawal from his or her PSSP pre-tax account under the following conditions, (i) in a year in which the participant has already made two voluntary withdrawals and (ii) when three months have not elapsed since the time of the last voluntary withdrawal. Special rules apply which determine the hierarchy of access to the various sources of funds including (i) the participant has already withdrawn the full amount of both the after-tax contributions and the vested Company contributions, (ii) the participant must have fully exhausted the ability to obtain funds from any other source, including a loan from the Plan and (iii) the participant submitted an application to the Administrative Committee for a hardship withdrawal. Following a hardship withdrawal, there will be an automatic six-month suspension of the participant’s pre-tax contributions.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE A - DESCRIPTION OF PLAN (Continued)

A participant can withdraw at any time an amount equal to the after-tax contributions made to the Plan after January 1, 1991. The minimum withdrawal amount is $500. A withdrawal of after-tax contributions requires a withdrawal of a proportionate share of investment earnings thereon, which will be taxable and will include 10 percent early distribution tax if made before age 59-1/2 under current tax laws. Additionally, the participant can withdraw an amount equal to the pre-tax contributions made to the Plan after January 1, 1991, at any time after age 59-1/2. This withdrawal will be taxable, but will not include the 10 percent early distribution tax under current tax laws.

Participant Loans: A participant can borrow up to 50 percent of his or her vested account balance (including ESOP) while in the Plan. The amount borrowed may be from a minimum of $1,000 to a maximum of $50,000, but never more than 50 percent of the vested account balance. Only one loan can be outstanding at any one time. A loan must be repaid by payroll deduction over a period not to exceed five years; however, early payoff is permitted. The loan interest rate is set by the Administrative Committee and is 1 percent above the prime rate charged by the Company’s principal commercial bank in effect at the time of the loan. The set-up fee and the ongoing administrative fee for the loan are charged directly to the participant’s account on a quarterly basis. Loans are limited to members who are active employees.

Withdrawals upon Termination of Employment: A participant can withdraw the total vested amount in their account as a result of either (i) termination of employment, (ii) retirement at age 65 or at age 55 or later with 10 years of service or (iii) permanent and total disability or death. The full value of the participant’s account will be paid and will be subject to income tax when the participant retires or qualifies as permanently and totally disabled, unless an election is made by the participant to rollover the funds as allowed by the Internal Revenue Code. If death occurs before retirement, the full value of the account will be paid to the designated beneficiary. Any portion of an eligible rollover distribution can be paid directly to an eligible retirement plan specified by the distributee in a direct rollover. If the withdrawal is greater than $1,000 but less than $5,000 and the member does not elect to have distributions made to an eligible retirement plan or to receive the distribution, the plan administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the plan administrator.

Disposition of Forfeitures by Participants: A forfeiture of unvested benefits shall be accounted for in the following manner. First, the forfeiture shall be credited to the Company contribution account of a re-employed participant for whom a reinstatement of prior forfeiture is required. Second, the forfeiture shall be applied toward the account of a former participant pursuant to the unclaimed benefit provisions of the Plan. To the extent that forfeitures for any plan year exceed the amounts required to reinstate the accounts described above, they will be applied against the next succeeding Company contribution.

For the year ended December 31, 2007, employer contributions were reduced by approximately $115,000 from forfeited nonvested accounts. The unallocated forfeited accounts were approximately $21,000 at December 31, 2007.

Rollover Contributions: Generally, if a participant received a qualified total distribution as defined in the Internal Revenue Code of 1986 as amended, the participant can deposit or rollover those funds into the Plan if approved by the Administrative Committee.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE A - DESCRIPTION OF PLAN (Continued)

Participant Accounts: Each participant’s account is credited with the participant’s contribution, the Company contributions and the proportionate allocation of the earnings of the Plan, as defined in the plan document.

Plan Trustee: Fidelity Management Trust Company was appointed trustee of the Plan by a contract dated June 1, 1991. Under the contract, the trustee shall hold all property received, manage the Plan and invest and reinvest Plan assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments: Investments are recorded at fair market value based on externally quoted and reported market prices.

Net Appreciation/ (Depreciation) in Fair Market Value of Investments: The statement of changes in net assets available for plan benefits presents the net appreciation/(depreciation) in the fair market value of investments which consists of realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Administrative Expenses: Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Substantially all administrative expenses, except for expenses associated with loans to participants, were paid by the Company.

Risks and Uncertainties: The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE C - INVESTMENTS

The following table presents the fair value of investments held by the Plan. Individual investments that represent five percent or more in any of the Plan’s net assets available for benefits in either plan year are shown separately:

	December 31,
	2007		2006
	Value	Shares	Value	Shares
Cabot Oil & Gas Corporation Common Stock	$12,363,550	306,256	$8,406,050	138,599
The Oakmark Fund - Class I	4,836,919	119,815	5,447,912	118,639
Davis New York Venture Fund, Inc. - Class A	9,260,687	231,459	8,857,227	229,938
Fidelity Diversified International Fund	5,627,963	141,052	4,082,329	110,483
Lord Abbett Mid-Cap Value Fund - Class A	3,336,241	179,657	3,417,599	152,571
Fidelity Retirement Money Market Portfolio	10,698,713	10,698,713	9,787,842	9,787,842
Fidelity U.S. Bond Index Portfolio	4,201,522	385,815	3,789,275	348,920
Fidelity Spartan U.S. Equity Index Portfolio	7,131,432	137,407	7,282,300	145,124
The Oakmark Equity & Income Fund - Class I	4,007,028	149,071	3,017,963	116,614

Total investments exceeding 5%	61,464,055		54,088,497
Other	7,511,665		6,714,179

TOTAL INVESTMENTS	$68,975,720		$60,802,676

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Equity funds	$2,527,257
Mutual funds	2,483,891

TOTAL NET APPRECIATION	$5,011,148

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan terminations, participants will become 100% vested in their accounts and all assets remaining in the plan will be paid to the participants and their beneficiaries in accordance with the Plan provisions.

NOTE E - INCOME TAX STATUS

The Plan is designed to constitute a “Qualified Plan” under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, be exempt from federal income tax under the provisions of Section 501(a). The Plan obtained its latest determination letter on July 15, 2002, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Subsequent to year end, the Plan obtained a new determination letter dated January 22, 2008 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of IRC.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in various Fidelity mutual funds and portfolios. These investments are considered party-in-interest transactions because Fidelity Management Trust Company serves as trustee of the Plan. The Plan management has approved these investment options.

The Plan also invests in the Company’s common stock. Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan sponsor.

SUPPLEMENTAL SCHEDULE

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN	EIN No. 04-3072771
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	Plan number 001
DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	MONEY MARKET
*	Fidelity Mgmt. Trust Co.	Fidelity Retirement Money Market Portfolio	N/A	$10,698,713

	MUTUAL FUNDS
*	Fidelity Mgmt. Trust Co.	Fidelity Spartan U.S. Equity Index Portfolio	N/A	7,131,432
*	Fidelity Mgmt. Trust Co.	Fidelity U.S. Bond Index Portfolio	N/A	4,201,522
*	Fidelity Mgmt. Trust Co.	Fidelity Diversified International Fund	N/A	5,627,963
*	Fidelity Mgmt. Trust Co.	The Oakmark Fund - Class I	N/A	4,836,919
*	Fidelity Mgmt. Trust Co.	Davis New York Venture Fund, Inc. - Class A	N/A	9,260,687
*	Fidelity Mgmt. Trust Co.	Calamos Growth Fund - Class A	N/A	1,735,132
*	Fidelity Mgmt. Trust Co.	Lord Abbett Mid-Cap Value Fund - Class A	N/A	3,336,241
*	Fidelity Mgmt. Trust Co.	The Oakmark Equity and Income Fund - Class I	N/A	4,007,028
*	Fidelity Mgmt. Trust Co.	Royce Opportunity Fund - FI Class	N/A	312,023
*	Fidelity Mgmt. Trust Co.	Fidelity Capital Appreciation Fund	N/A	1,184,519
*	Fidelity Mgmt. Trust Co.	Fidelity Small Cap Stock Fund	N/A	2,288,826

	EQUITY FUNDS
*	Cabot Oil & Gas Corporation	Cabot Oil & Gas Corporation Common Stock	N/A	12,363,550
	Cabot Corporation	Cabot Corporation Common Stock	N/A	1,408,488

	PARTICIPANT LOANS	5.00% to 9.25%, various maturity dates	N/A	582,677

			N/A	$68,975,720

N/A - Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Cabot Oil & Gas Corporation Savings Investment Plan

Date: June 27, 2008	By:	/s/ Henry C. Smyth
Henry C. Smyth
Vice President, Controller and Treasurer

INDEX OF EXHIBITS

The following are included as exhibits to the report:

Number	Description
23.1	Consent of UHY LLP